June 11, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc. (the “Company”)
Registration Statement on Form S-1, File No. 333-224203
Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-224203) on Form S-1 filed with the Commission on April 9, 2018 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to the fact that the Company determined to not pursue the financing which was the subject thereof. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (212) 489-2100, ext. 223 or Jolie Kahn, Esq. of Wexler, Burkhart, Hirschberg & Unger, LLP at (516) 222-2230.

Sincerely,

DELCATH SYSTEMS, INC..

By:	/s/ Barbra Keck
Barbra Keck
Chief Financial Officer

1633 Broadway, Suite 22C, New York, NY 10019  |  T: 212-489-2100  |  F: 212-489-2102